Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 22, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING ARE ADVERTISEMENTS THAT RAN IN VARIOUS NATIONAL AND REGIONAL PUBLICATIONS ON MAY 22, 2001

[FIRST UNION LOGO APPEARS HERE]

                        There are two different ways to
                        combine financial institutions.

                              Which do you prefer?

Hostile Takeover
----------------
SunTrust's hostile takeover of Wachovia will lead to:

1. Gutting Wachovia: the name, management, and culture will disappear; disruptions and uncertainties will hurt shareholder value, employee morale, and customer loyalty.

2.  No scale, low capital ratios and an inferior loan portfolio mix.

3. Inferior earnings per share (EPS) growth to Wachovia shareholders of only 1% in 2002, 5% in 2003, and 9% in 2004, with uncertain growth prospects.






4. A questionable deal for SunTrust shareholders at the expense of Wachovia shareholders: SunTrust shareholders will get $190 million more each year in dividends, which represents the Wachovia shareholders' $140 million share of proposed cost savings plus a $50 million tip for SunTrust shareholders.


5. No net capital creation from cost savings for more than ten years: no cushion for economic downturns, and limited additional capital for investment.


6.  Management with no experience with large-scale, in-market integration.


Strategic Partnership
---------------------
First Union's strategic partnership with Wachovia will lead to:


1. Seamless integration of two North Carolina institutions with similar cultures and a shared vision of the future of banking.

2. A superior franchise with the capital and balance sheet strength to compete and grow: $324 billion in assets, fourth in the U.S.; $183 billion in deposits, second nationwide; strong mutual fund, cash management, brokerage, insurance, and international banking businesses.

3.  Greater value to shareholders:
    o At least $15 per share greater long-term value to Wachovia shareholders through higher internal rates of return.(1)
    o   EPS is 15% higher in 2002, 17% in 2003, and 20% in 2004.

4. The exact same dividend as SunTrust would pay through 2004 (on a present value basis), with a year's worth of dividends paid in advance, plus all of the upside growth of a preeminent U.S. financial institution.

5.  Net capital creation from cost savings in three years.

6. An experienced integration team that has converted more than 2,000 systems and 4,000 branches to state-of-the-art technology platforms in the last 17 years.

                            First Union and Wachovia
                              The Right Combination

(1) Note: IRR and present value per share analysis assume earnings, synergy, and balance sheet growth assumptions as per each company's investor presentation. Modeling assumptions are identical and based on an 11x terminal multiple and a 13% discount rate (for present value per share analysis only).

In connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information.You may obtain a free copy of the registration statement and the joint proxy statement/prospectus,without charge,at the SEC's Internet site (http://www.sec.gov).Copies of these documents can also be obtained,without charge,by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001, and by Wachovia on March 19, 2001.The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.

[FIRST UNION LOGO APPEARS HERE]

                        There are two different ways to
                        combine financial institutions.

                              Which do you prefer?

Hostile Takeover
----------------
SunTrust's hostile takeover of Wachovia will lead to:


1. Gutting Wachovia: the name, management, and culture will disappear; disruptions and uncertainties will hurt shareholder value, employee morale, and customer loyalty.

2.  No scale, low capital ratios and an inferior loan portfolio mix.

3. Inferior earnings per share (EPS) growth to Wachovia shareholders of only 1% in 2002, 5% in 2003, and 9% in 2004, with uncertain growth prospects.

4. A questionable deal for SunTrust shareholders at the expense of Wachovia shareholders: SunTrust shareholders will get $190 million more each year in dividends, which represents the Wachovia shareholders' $140 million share of proposed cost savings plus a $50 million tip for SunTrust shareholders.

5. No net capital creation from cost savings for more than ten years: no cushion for economic downturns, and limited additional capital for investment.

6.  Management with no experience with large-scale, in-market integration.

Strategic Partnership
---------------------
First Union's strategic partnership with Wachovia will lead to:

1. Seamless integration of two institutions with similar cultures and a shared vision of the future of banking.

2. A superior franchise with the capital and balance sheet strength to compete and grow: $324 billion in assets, fourth in the U.S.; $183 billion in deposits, second nationwide; strong mutual fund, cash management, brokerage, insurance, and international banking businesses.

3.  Greater value to shareholders:
    o At least $15 per share greater long-term value to Wachovia shareholders through higher internal rates of return.(1)
    o   EPS is 15% higher in 2002, 17% in 2003, and 20% in 2004.


4. The exact same dividend as SunTrust would pay through 2004 (on a present value basis), with a year's worth of dividends paid in advance, plus all of the upside growth of a preeminent U.S. financial institution.

5.  Net capital creation from cost savings in three years.

6. An experienced integration team that has converted more than 2,000 systems and 4,000 branches to state-of-the-art technology platforms in the last 17 years.

                            First Union and Wachovia
                              The Right Combination


(1)Note: IRR and present value per share analysis assume earnings, synergy, and balance sheet growth assumptions as per each company's investor presentation. Modeling assumptions are identical and based on an 11x terminal multiple and a 13% discount rate (for present value per share analysis only).

In connection with the proposed transaction with Wachovia, on April 26, 2001, First Union filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/ prospectus of First Union and Wachovia.Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001, and by Wachovia on March 19, 2001.The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION CORPORATION ON MAY 22, 2001

[FIRST UNION LOGO APPEARS HERE]

Tuesday                         Media Contacts:
May 22, 2001                    Mary Eshet                704-383-7777
                                Ginny Mackin              704-383-3715


                                Investor Contact:
                                Alice Lehman              704-374-4139


           FIRST UNION TO GUARANTEE CURRENT WACHOVIA DIVIDEND OF $2.40
                            TO WACHOVIA SHAREHOLDERS

                 No Additional Cost for First Union Shareholders

Charlotte, N.C. - First Union Corp.[NYSE:FTU] said today that, as part of its agreement to merge with Wachovia Corp. [NYSE:WB], it will offer all Wachovia shareholders two attractive alternatives to guarantee that their dividend payments will remain at the current Wachovia level of $2.40 per annum.

"We want to make it crystal clear to Wachovia shareholders that we will maintain their dividend," said Ken Thompson, chairman and chief executive officer of First Union.

"From our perspective, either of these two options is economically the same with no additional cost to First Union shareholders. We simply want to provide Wachovia shareholders a choice of how and when they want to receive their dividends."

The two alternatives for payment and timing are:

         1) As previously announced, a one-time payment at closing of $0.48 per Wachovia share designed to equal the difference between Wachovia's current dividend of $2.40 and the anticipated future dividends for the new company.

         Or:
         --

         2) Issuance of preferred shares to Wachovia shareholders guaranteeing the payment, every quarter, of the difference between Wachovia's current dividend and the common stock dividend of the new company. It is simple and easy for Wachovia's shareholders: They will continue receiving a minimum of $0.60 per quarter.

         First Union anticipates that the value of these preferred shares is approximately $0.48 per Wachovia share based upon financial projections for the merged company and a dividend payout ratio of 33 percent of cash earnings.

"With this option, First Union's clearly superior offer to Wachovia shareholders is made even more compelling," said Thompson.

Details of preferred stock alternative:
In addition to two shares of First Union common stock, Wachovia shareholders who elect this alternative will receive two shares of preferred stock for each share of Wachovia common stock currently owned. Dividends on the preferred stock would be initially set at $0.06 per share (based on First Union's current $0.24 per share dividend), payable quarterly, delivering current Wachovia shareholders $0.12 quarterly. This represents the difference between Wachovia's current quarterly dividend of $0.60 and First Union's current quarterly dividend rate, adjusted for the 2-for-1 exchange ratio. Dividends on the preferred stock would decline as the new institution's common dividend increases, but would be paid out indefinitely until the new institution's common dividend equals or exceeds $1.20, or $2.40 per current Wachovia share, as adjusted for the 2-for-1 exchange ratio.

First Union (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.


This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

                             Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on
Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.